Conflict Minerals Report

Introduction:

This Report has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 to December 31, 2023. The information contained in this report is accurate as of May 15, 2024.

Illumina, Inc. (“Illumina”) develops, manufactures, and markets life science tools and integrated systems for the analysis of genetic variation and function.

Certain products manufactured by Illumina contain one or more of gold, tantalum, tin and tungsten (3TG) that are necessary to the functionality or production of such products. Illumina is committed to responsible sourcing practices that are designed to reduce the risk that our sourcing practices support conflict or human rights abuses in the Democratic Republic of Congo (DRC) or an adjoining country. Illumina has adopted a conflict minerals policy which is publicly available at www.illumina.com.

Illumina conducts a reasonable country of origin inquiry (“RCOI”) of its direct suppliers, and, based on the results of such RCOI, exercises due diligence with respect to its supply chain in a manner consistent with the Organization for Economic Co-operation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related Supplements (collectively, the “OECD Guidance”), as described further below.

Illumina’s Conflict Minerals Program
Illumina expects its suppliers to commit to the Electronic Industry Citizenship Coalition (EICC) Code of Conduct, which was established by the EICC to ensure worker safety and fairness, environmental responsibility, and business efficiency. The EICC Code of Conduct includes a provision related to the responsible sourcing of minerals and requires suppliers to have a policy to reasonably ensure that the tantalum, tin, tungsten, and gold in the products they manufacture do not directly or indirectly finance or benefit armed groups that are perpetrators of serious human rights abuses in the DRC or an adjoining country. Illumina expects its suppliers to establish their own due diligence program to ensure that supply chains are free of conflict minerals and to make their due diligence measures available to Illumina upon request. Illumina routinely evaluates its suppliers to ensure that they are adhering to Illumina’s expectations and values.
Due Diligence
Illumina has implemented a due diligence plan which is designed to conform to applicable portions of the OECD Guidance for downstream companies such as Illumina. Key elements of the due diligence plan are listed below:

•Formed an internal task force partnered with a recognized third party professional agency to ensure Due Diligence process is carried out in accordance with OECD guidance.
•Supplier engagement – Introduced suppliers to the Source Intelligence Conflict Minerals Supplier Resource Center, educating them on regulatory and compliance requirements and facilitating a deeper understanding of the program.
•Established an expectation by Illumina with all suppliers, compelling them to further perform the same due diligence on their own supply chain.
•RCOI - Collecting information from direct suppliers about the presence and sourcing of 3TG materials used in the products and components supplied to Illumina, as well as the smelters or other facilities used to process 3TGs in their products.
•A third-party analysis of the collected supplier information is performed, comparing the information against a national database gathered from various industries over the years.
•Utilizing the database and other data points, our task force collaboration established a ranking system that identified possible risk patterns in the supplier/smelter data, thus allowing us to further scrutinize the supply chain and country of origin.
•We report annually to US governing agencies and to the public regarding the research and analysis process of our supply chain in regards to conflict minerals.

For those supply chains with smelters that are known or thought to be sourcing from the DRC, additional investigation is needed to determine the source and chain-of-custody of the regulated metals. Illumina relies on the following internationally accepted audit standards to determine which smelters are considered “DRC Conflict Free”: the CFSI Conflict-Free Smelter Program, the London Bullion Market Association Good Delivery Program and the Responsible Jewelry Council Chain-of-Custody Certification. As a downstream company, we rely on the investigation conducted through these various audit programs to collect and review upstream information such as the mine or location of origin of conflict minerals.
If the smelter is not certified by these internationally-recognized schemes, Illumina attempts to contact the smelter to gain more information about their sourcing practices, including countries of origin and transfer, and whether there are any internal due diligence procedures in place or other processes the smelter takes to track the chain-of-custody on the source of its mineral ores. Relevant information to review includes: whether the smelter has a documented, effective and communicated conflict-free policy, an accounting system to support a mass balance of materials processed, and traceability documentation. Internet research is also performed to determine whether there are any outside sources of information regarding the smelter’s sourcing practices. Up to three contact attempts are made by Illumina to the smelter to gather information on mine country of origin and sourcing practices.

Illumina also assigns red flags to smelters where there is evidence of sourcing from an OECD Level 2 country, or evidence of sourcing from countries which have unknown reserves for a given metal.

Continuous Improvement
To help mitigate the risk that conflict minerals in Illumina products benefit armed groups in the DRC or adjoining countries, Illumina endeavors to continuously improve upon its supply chain due diligence efforts, including via the following measures:
•Continue to assess the presence of 3TG in its supply chain
•Clearly communicate expectations with regard to supplier performance, transparency and sourcing
•Increase the response rate for RCOI process
•Continue to compare RCOI results to information collected via independent conflict free smelter validation programs such as the EICC/GeSI Conflict Free Smelter program